FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending February 13, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Directors and Persons Discharging Managerial Responsibility:-

Dr J-P Garnier      Sale of 17,411 Ordinary Share ADRs on 13 February 2007 at a
                    price of $57.37 per ADR. Following this transaction Dr
                    Garnier's total shareholding in the Company remains equivalent to more than 17 times his annual basic salary.

Mr R Bondy          Exercise on 13 February 2007 of 3,620 SmithKline Beecham UK
                    Senior Executive Bonus Investment Rights granted on 20 March
                    2000 under the SmithKline Beecham Bonus Investment Plan.
                    Sale of 1,466 shares at a price of GBP14.65 per share.  Mr
                    Bondy is retaining the 2,154 remaining shares resulting from this exercise.


The Company was advised of these transactions on 13 February 2007.

Mr J Clarke         Exercise of nil-price options on 12 February 2007 over 8,103
                    Ordinary shares granted on 13 February 2003 under the SmithKline Beecham Mid-Term Incentive Plan ("the MTIP"), resulting from the deferral of an award made under the MTIP on 24 November 1999.

                    Sale of 3,323 Ordinary shares at a price of GBP14.63 per share. Mr Clarke is retaining the 4,780 remaining shares resulting from this exercise.

The Company was advised of these transactions on 12 February 2007.

This notification is in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R
(1)(b).


S M Bicknell
Company Secretary

13 February 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 13, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc